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                             October 17, 2022

       Leung Tin Lung David
       President and Chief Executive Officer
       New Momentum Corp.
       150 Cecil Street, #08-01
       Singapore 069543

                                                        Re: New Momentum Corp.
                                                            Amendment No. 9 to
Registration Statement on Form S-1
                                                            Filed September 30,
2022
                                                            File No. 333-257302

       Dear Leung Tin Lung David:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2022 letter.



       Amendment No. 9 to Registration Statement on Form S-1 filed September 30, 2022

       Prospectus Summary, page 6

   1. We note your response to comment 3, as well as your revised disclosure, but your last summary risk factor and
related cross-reference continues to duplicate the preceding bullet point instead of
summarizing and cross-referencing the currency conversion risk factor.
                                                        Please revise your last
summary risk factor to summarize and cross-reference the currency conversion risk factor
on page 21. Please also summarize and cross-reference your risk factors entitled
"Adverse regulatory developments in China may subject us . . . ,"
                                                        "Compliance with China
 s new Data Security Law . . . ," and "The audit report included in
 Leung Tin Lung David
New Momentum Corp.
October 17, 2022
Page 2
      this prospectus . . . ." In revising such summary risk factors, ensure that you summarize
      and cross-reference all risk factors included in the section entitled "Risks Related to Doing
      Business in the People   s Republic of China."
"Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us . . . ", page 21

2. We note your response to comment 1, as well as your revised crossed-references and reference to the above risk factor. However, such risk factor does not discuss the risk that, to the extent cash and/or assets of your business is in Hong Kong or your Hong Kong entities, such cash and/or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. Please revise your risk factor to disclose such risk. General

3. We note your response to comment 7, but it does not appear that you have provide an updated consent of J&S Associate with respect to their report dated April 15, 2022 relating to their audit of the consolidated balance sheet of New Momentum Corporation as of December 31, 2021 and related consolidated statement of operations and
      comprehensive income, stockholders    equity (deficit), and cash flows
for the year ended
      December 31, 2021, and the related notes thereto. Please provide such consent, and also provide an updated consent of Total Asia Associates PLT relating to their audit of the consolidated balance sheet of New Momentum Corporation as of December 31, 2020 and
      the related consolidated statements of operation and comprehensive,
stockholders    equity,
      and cash flows for the year ended December 31, 2020.
       You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if
you have any questions.



                                                            Sincerely,
FirstName LastNameLeung Tin Lung David
                                                            Division of
Corporation Finance
Comapany NameNew Momentum Corp.
                                                            Office of Trade &
Services
October 17, 2022 Page 2
cc:       Thomas E. Puzzo, Counsel
FirstName LastName